March 31, 2022

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:Boxabl Inc.

Amendment No. 10 to Offering Statement on Form 1-A

Filed on March 22, 2022

File No. 024-11419

Dear Mr. Parker:

On behalf of Boxabl Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00pm, Eastern Time, on Thursday, March 31, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Paolo Tiramani

Paolo Tiramani

Chief Executive Officer

Boxabl Inc.